UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 12b-25

NOTIFICATION OF LATE FILING



SEC FILE NUMBER         333-132540-04


CUSIP NUMBER



(Check one)

( X) Form 10-K

(  ) Form 20-F

(  ) Form 11-K

(  ) Form 10-Q

(  ) Form 10-D

(  ) Form N-SAR

(  ) Form N-CSR


For Period Ended:       December 31, 2006


(  ) Transition Report on Form 10-K

(  ) Transition Report on Form 20-F

(  ) Transition Report on Form 11-K

(  ) Transition Report on Form 10-Q

(  ) Transition Report on Form N-SAR


For the Transition Period Ended:


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Fremont Mortgage Securities Corporation
(Full Name of Registrant)

N/A
(Former Name if Applicable)

c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road.
(Address of Principal Executive Office) (Street and Number)

Columbia, MD     21045
(City, State and Zip Code)



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
 ( X ) day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.



PART III - NARRATIVE

Fremont 2006-E:

The Registrant is unable to file a complete Annual Report on Form 10-K for the fiscal year ending December 31, 2006 without reasonable effort or expense because of the failure to receive the Item 1122(b) attestation report (the "Attestation Report") required by Regulation AB for Fremont Investment & Loan ("Fremont"), as servicer of the mortgage loans under the pooling and servicing agreement dated December 1, 2006.

On March 27, 2007, Grant Thornton LLP ("Grant Thornton") advised Fremont General Corporation (the "Company") that Grant Thornton was resigning from its position as the Company's independent registered public accounting firm. At such time, Grant Thornton also advised the Company that it was resigning from its engagement to deliver its Attestation Report pursuant to Item 1122(b) of Regulation AB. Grant Thornton was engaged to deliver an Attestation Report pursuant to an engagement letter dated December 4, 2006.

During the conversation in which Grant Thornton communicated to the Company's management that Grant Thornton was resigning as its independent registered public accounting firm, Grant Thornton said that in light of significant events that have occurred at the Company, including significant changes in the environment in which the Company currently operates in, Grant Thornton needed to expand significantly the scope of its audit with respect to the Company. No explanation or information was given as to Grant Thornton's decision to not deliver the Attestation Report.

Fremont is contractually obligated to provide an Attestation Report by a registered public accounting firm related to its assessment of compliance. Fremont has filed its Management's Assertion delivered to Grant Thornton under the current 10-K filing. Fremont has taken the following measures in an attempt to obtain the Attestation Report meeting the Item 1122(b) requirements:
multiple discussions with various members of Grant Thornton requesting an explanation as to Grant Thornton's decision not to deliver the Attestation Report, request for Grant Thornton to reconsider such decision and to seek alternative registered public accounting firms to issue the Attestation Report. Despite these measures, Fremont will not be able to deliver the Attestation Report on or prior to the 10-K filing deadline.

The Registrant cannot obtain a compliant Attestation Report through any other steps available to it without unreasonable effort or expense. Fremont and the Registrant continue to work to obtain the Attestation Report by no later than the extended filing deadline of April 17, 2007.




(Attach Extra Sheets if Needed)




PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Patrick E. Lamb
(Name)


714
(Area Code)


283-6500
(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).   ( X ) Yes  (   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           (   )Yes ( X ) No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Fremont Mortgage Securities Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Forward-Looking Statements

This report may contain "forward-looking statements" which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the Registrant's current expectations and beliefs concerning future developments and their potential effects on the Registrant. These statements are not guarantees of future performance and there can be no assurance that actual developments will be those anticipated by the Registrant. Actual results may differ materially and adversely from the Registrant's expectations as a result of significant risks, uncertainties and assumptions that are difficult to predict, including the ability of the Registrant to retain a registered public accounting firms to issue the Attestation Report, obtaining an Attestation Report within the required time period and other events and factors beyond the Registrant's control.

For a more detailed discussion of risks and uncertainties, see the Registrant's other public filings with the SEC. The Registrant undertakes no obligation to publicly update any forward-looking statements.



April 3, 2007
(Date)



/s/ Patrick E. Lamb
Patrick E. Lamb, Vice President
Fremont Mortgage Securities Corporation
(By)


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.